

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

March 15, 2016

<u>Via E-mail</u>
Mr. William B. Plummer, Chief Financial Officer
United Rentals, Inc.
100 First Stamford Place, Suite 700
Stamford, CT 06902

> **Re:** **United Rentals, Inc.**
> **United Rentals (North America), Inc.**
> **Forms 10-K for the year ended December 31, 2015**
> **Filed January 27, 2016**
> **File Nos. 1-14387 and 1-13663**

Dear Mr. Plummer:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for the year ended December 31, 2015</u>

<u>Critical Accounting Policies, page 27</u>

<u>Evaluation of Goodwill Impairment, page 28</u>

1.   We note that at November 30, 2015 the fair value of the goodwill associated with the Pump Solutions reporting unit exceeded its carrying amount by only one percent. We further note your sensitivity analysis and your disclosure stating that minor changes to your assumptions could cause the Pump Solutions unit to fail the step one test. Please provide a more comprehensive discussion explaining the basis for the key assumptions

you used to perform your impairment tests. In this regard, we note that the November 30, 2015 impairment test assumed earnings growth for the Pump Solutions reporting unit over the next three years while the economic environment surrounding the oil industry has been quite volatile and has negatively impacted Pump Solution's results for the year ended December 31, 2015.

Results of Operations, page 31

2.   Your disclosure states that you monitor the margin variances for the regions in the trench, power and pump segment and there isn't a long history of the Pump Solutions region's rental margins. We further note that based on your discussion of the results of segment operations found on page 34, it appears that Pump Solutions had a significant negative impact on the reporting segment's results. Please supplementally explain to us how you determined that aggregation of these reporting units was appropriate based on ASC 280-10-50-11.

Segment Equipment Rentals Gross Profit, page 34

3.   We note your disclosure on page 31, which indicates that in your general rentals segment there have historically been regions with margin variances over 10 percent. To the extent that any of your regions have margin variances greater than 10 percent in the future, please identify them in your discussion of segment results of operations and explain why such variances occurred.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Mindy Hooker at (202) 551-3732, Kevin Stertzel at (202) 551-3723 or
me at (202) 551-3768 with any questions.

                                        Sincerely,

                                        /s/ John Cash

                                        John Cash
                                        Branch Chief
                                        Office of Manufacturing and
                                        Construction